January 17, 2008

VIA FACSIMILE AND EDGARLINK TRANSMISSION

Larry Spirgel, Assistant Director

Kyle Moffatt, Accounting Branch Chief

Inessa Kessman, Senior Staff Accountant

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

RE:	NTN Buzztime, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

Forms 10-Q for Fiscal Quarter Ended September 30, 2007

File No. 001-11460

Dear Mr. Spirgel:

On behalf of NTN Buzztime, Inc. (“NTN or the Company”), we are responding to the comment letter dated January 3, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), with respect to the above-referenced periodic reports on Form 10-K and Forms 10-Q filed by the Company. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flow, page F-8

1.	We note your response to prior comment 1 and your statement that the net change in loans represents the net funds provided to our subsidiaries for operational and financing activities. Please note that inter-company funding should be consolidated and not shown separately in your financial statements. If these funds were used or received by your discontinued operations to third-parties, then please confirm that in your response and future filings.

2.	In addition, in accordance with CPCAF Alert 90 and 98, since you discovered this issue after you filed your fiscal year ended December 31, 2006 financial statements you should treat this modification as a correction of an error and as such, you should amend your financial statements in your Form 10-K and subsequent Forms 10-Q. Please revise or advise.

Response:

The inter-company funds were used by our discontinued operations to third-parties. We will disclose in future filings.

The Company acknowledges the requirement under the CPCAF Alert. However, the Company did not amend its previously filed financial statements because we believe the correction is immaterial, for the following reasons:

•	The operating, investing and financing cash flows from discontinued operations were disclosed in the footnotes to the financial statements which are an integral part of the financial statements;

•

In accordance with SAB 99, a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Further, Statement of Financial Accounting Concepts No. 2, states “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. In this case, we strongly believe the magnitude of this error is insufficient to support a restatement.

•	The misstatement has no effect on earnings or other trends.

•	The misstatement did not arise as a result of imprecise measurement.

•	The misstatement does not change a loss into income or vice versa.

•	The misstatement does not concern a segment that plays a significant role in the operations.

•	The misstatement does not have the effect of increasing management’s compensation.

•	The misstatement had no bearing on whether the Company met analysts’ expectations.

•	The misstatement did not effect compliance with regulatory requirements, debt covenants or contractual obligations.

•	The misstatement did not involve concealment of an unlawful transaction.

Note 1 – Organization and Summary of Significant Accounting Policies Critical Accounting Policies and Estimates, page F-11

3.	We note your response to our prior comment 2. Based on your response, it appears that you recognize installation and commission costs over 3 years. Please note that the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the installation and commission costs can be recovered over the initial contract term for each specific customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the initial period of the contract.

Please confirm to us that the installation costs, the annual depreciation expense related to the installed equipment and any other costs to provide services for that initial contract period can be recovered over the initial contract term. If so, you should revise to limit the amortization period to the initial contract term for each specific customer, which appears to be 1 year for your contracts. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. Please revise.

We note your statement that if a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

Response:

Under the Company’s current accounting policy the pattern of recognition for deferred costs appropriately mirrors the revenue to be recognized under the expected period of contract performance. This properly reflects our contract margins and the determination of our income realized. It is our opinion that these are critical elements that investors depend on when analyzing the performance of the Company.

In these contractual arrangements, deferred costs exceed deferred revenue as the deferred revenue represents the up-front installation fee only. In this analysis, it is important to understand that in addition to the amortization of revenue for the up-front installation fee, the Company bills the customers each month on a current basis. Accordingly, the deferred costs are recovered generally within the first three to four months of the contract period. An example of the Company’s revenue/cost patterns follows:

	Year 1	Year 2	Year 3
Revenue:
Annualized Fee	$7,740	$7,740	$7,740
Amortization of Deferred Install Fee (up-front fee)	400	400	400
Costs Amortized:
Install Costs	183	183	183
Commissions	254	254	254
Other Direct Costs	1,268	1,268	1,268
Depreciation:
Equipment	455	455	455
Net	$5,580	$5,580	$5,580

In reference to your comment regarding Technical Bulletin No. 90-1; paragraph 4, the Company is in compliance with the applicable provisions of the bulletin which specifies the following:

“Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.”

The Company has a clear pattern of revenue that is recognized in accordance with the terms of the customer’s contract which specifies the up front installation fee and a monthly fee. Although the Company may not in all cases be able to negotiate with customers an up front fee, we have priced the contracts in conjunction with the pricing of ALL the elements of the arrangement which is evident as we are able to recover the costs within three months of the execution of the contract. Additionally, if the customer terminates the contract subsequent to installation of the equipment, they are obligated to pay for the remaining term of the initial contract period.

In accordance with SAB 104, paragraph f – non-refundable upfront fees, “the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” SAB 104 expands further in footnote 39 to clarify the interpretation of “services performed over the term of the arrangement or the expected period of performance.”

The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee.

The up-front fee is for the installation of the equipment which enables the customer to receive the content distributed through our network. Based on this and the principle of properly matching the costs associated with the respective revenues, the Company has determined that the appropriate period to amortize the deferred costs and revenue should be the average customer contract life which was calculated to be approximately 3 years.

The base equipment required to receive the transmission of our interactive content is depreciated over three years and the playmakers are depreciated over four years.

Goodwill and Other Intangible Assets, page F-17

4.	We note your response to prior comment 5. It is unclear to us how you determined the fair value of the Software Solutions business to be $7.1 million in August 2006 and only 2 months later determined the fair value to be only $200,000. Tell us in detail how you determined fair value for both August and November 2006 including the method and assumptions used. Explain in detail the reasons for the significant differences.

Response:

The valuation methods employed in both analyses were the market approach (guideline and transaction) and income approach – discounted cash flow. The following compares the analyses by approach for each reporting date.

	Aug. 2006	Nov 2006
Market Approach – Guideline Company Method
Last Twelve Months (LTM) Revenue	$4,736	$4,876
Selected Multiple [1]	2.44	1.71
Indicated value of Equity, Minority, Marketable Basis (rounded)	$11,580	$8,400
Weighting Factor	33.3%	0%
Weighted Conclusion	$3,860	—

Market Approach – Guideline Transaction Method
Last Twelve Months (LTM) Revenue	$4,736	$4,876
Selected Multiple [2]	1.28	1.14
Indicated value of Equity, Minority, Marketable Basis (rounded)	$6,050	$5,600
Weighting Factor	33.3%	0%
Weighted Conclusion	$2,015	—

Income Approach – Discounted Cash Flow Method
Indicated Fair Value of Invested Capital on a Control,
Marketable Basis (rounded) [4]	$3,780	$221
Weighting Factor[3]	33.3%	100%
Weighted Conclusion	$1,260	$221
Indicated Fair Value of 100% Invested Capital (rounded) [A]	$7,140	$200
Carrying Value of Equity	($2,055)	($2,671)
Add: Interest-Bearing Debt	$4,640	$5,266
Indicated Carrying Value of 100% Invested Capital (rounded) [B]	$2,585	$2,596
Delta ([A] –[B])	$4,555	($2,396)

Conclusion:
	NOT IMPAIRED	IMPAIRED
		(go to step 2)
Step2[5]

Fair value of Goodwill (rounded)		$(24)
Carrying Value of Goodwill (rounded)		$2,235
Impairment amount		$2,235

Notes:

[1]	The guideline companies were selected based on SIC code 7372 Prepackaged Software. Multiples of market value of invested capital (MVIC) to revenue of guideline companies were concluded to be the most applicable to determine the value of the Reporting Units’ equity. The first quartile multiple was selected because the reporting unit is still unprofitable. The same guideline companies were used in both analyses.

[2]	The Pratts Stats and Mergerstat Control Premium Study databases as well as company’s filings and analyst reports were searched to find transactions involving acquired companies that are similar to the Reporting Units. In August 2006, 12 transactions were found which occurred between August 2003 and May 2006 and in November 2006, 17 transactions were found which occurred between August 2003 and December 2006. The first quartile multiple was selected because the reporting unit is still unprofitable.

[3]	In November 2006 the DCF method was weighted 100% because revised projections pushed measurable profitability beyond 5 years versus 2 years in August 2006. Therefore, the multiples for selected companies under the market approach (guideline transaction and company) were no longer appropriate proxies for the valuation. The DCF method became the most accurate representation of the Company’s fair value at this time.

4]	In August 2006, Management based projections on the following assumptions:

•	Software Solutions and NTN Wireless would sell as a single combined unit.

•	The combined customer lists of both divisions would drive sales growth for both divisions.

•	NTN Wireless’ reseller channel would expand sales in Software Solutions.

•	The market position of Software Solutions help desk services would remain in tact and revenue from a “work for hire” (representing approximately $1.2 million) arrangement would continue.

•	No additional investment would be required to further the Software Solutions product to gain market share.

In November 2006, based on external market indicators as well as new information on competing software products and the termination of a “work for hire” arrangement, customer reaction to a new entrant in help desk services and the impact of unbundling the two business units for separate sale, management revised projections downward.

[5]	In the Step 2 analyses Software Solutions intangible assets were identified and fair valued. All other assets were determined to be represented by their book value. Remaining assets consisted predominately of receivables which have been reviewed to ensure the allowance accounts were properly valued and fixed assets. The discounted cash flow approach was utilized in valuing the technology and customer lists. Applying the fair value of the intangible assets amount as well as the calculated fair value of equity to the Reporting Unit’s balance sheet resulted in a determination that the fair value of goodwill of was ($23,844).

Form 10-Q for the Fiscal Quarters Ended September 30, 2007

(2) Cash and Cash Equivalents, page 8

5.	Tell us in greater detail why you believe your $4,500,000 in a Canadian Variable Rate Guaranteed Investment Contract with an original one year maturity should be in cash and cash equivalent. Refer to your basis in accounting literature.

Response:

We refer to SFAS No. 95, paragraph No. 8, whereby the pronouncement defines “cash and cash equivalents” as follows:

“For purposes of this Statement, cash equivalents are short-term, highly liquid investments that are both:

a. Readily convertible to known amounts of cash

b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates

Generally, only investments with original maturities of three months or less qualify under that definition.”

Our guaranteed investment contract can be redeemed at any time without penalty or loss of interest and, as such, the one-year stated maturity is non-substantive. The risk of changes in value due to changes in interest rates are insignificant and the investment is highly liquid (convertible into cash at any time). Thus, both of the criteria noted in SFAS No. 95 are satisfied. We will disclose in future filings our policy concerning which investments are treated as cash equivalents and make reference to SFAS No. 95.

(10) Accumulated Other Comprehensive Income (Loss), page 13

6.	We note that during the third quarter of 2007 you recorded the cumulative effect of a foreign currency translation error in the amount of $614,000. Tell us how the error arose. Provide us with your journal entries that illustrate how you recorded the adjustment. Also, provide us with your SAB 99 and SAB 108 analysis for determining that the error was not material.

Response:

Background

In December 2003, the Company acquired most of the operating assets and certain liabilities of NTN Interactive Network, Inc. and in March 2005, the Company launched the Buzztime iTV Network product in the United Kingdom. The functional currencies are the Canadian dollar and British pound, respectively.

The Company’s general ledger system, Platinum, translates each foreign subsidiary’s transactions from their functional currency to the US dollar. At the time when these foreign subsidiaries were entered/set up in the general ledger system, certain general ledger balance sheet accounts were not set up to translate the foreign currencies at the proper translation rate. All balance sheet accounts should have been set up to translate at the exchange rate at month end; however, all the balance sheet accounts except for cash and accounts receivable were improperly set up to translate at the historical rates. All the income statements have been translated at the weighted average rate which is in accordance with FAS No. 52, Foreign Currency Translation.

Upon discovery of this issue, Accounting personnel manually translated the balance sheet at the proper exchange rate as of September 30, 2007 for each foreign subsidiary. As this is an accounting error, management has considered the applicable standards to determine if prior periods are required to be restated.

Applicable Standards

The standard applicable for accounting errors is FAS No. 154, Accounting Changes and Error Corrections. FAS No. 154 replaces APB Opinion No. 20, Accounting Changes and FAS No. 3, Reporting Accounting Changes in Interim Financial Statements. FAS No. 154, paragraph 25 notes the following:

Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements.

The statement describes further what is required for restatement; however, FAS No. 154 does not apply if the effect is immaterial to net income, does not have a material impact on the trend of earnings, or does not have a material effect in the later periods. Management has determined that all of the mentioned exceptions apply based on the following:

•

The correction does not impact net income, rather, only comprehensive income which consists of unrealized gains and losses. Based on our experience, our investors do not depend or analyze comprehensive income and do not consider comprehensive income, in any trend analysis.

•	The correction does not impact net income; therefore, it does not impact earning trends.

•

The correction does not materially impact the balance sheet accounts individually and in total for assets, liabilities and owner’s equity (see attachment) with the exception of intangibles, fixed assets and comprehensive income.

•

Although intangibles, fixed assets and comprehensive income have been affected within a quantitatively material range, the Company does not feel that restating the financial statements would alter investors, creditors or others’ assessment of the Company’s activities or timing and magnitude of the company’s future cash flows.

•

Although fixed assets and goodwill were understated, the respective amortization and depreciation was properly stated as the accounting system was depreciating/amortizing at the foreign subsidiary level and the system was set-up to properly translate the income statement transactions at the weighted average rate.

Accordingly, the net income and cash flows from operations, financing and investing activities were properly stated in all material respects for all affected periods. The only effect on the cash flow statement was the effect on the exchange rate variance for cash and cash equivalents which amounted to approximately $54,000.

Additionally, SAB No. 99, Topics 1M1 and 1M2, addresses what factors we should consider in determining materiality. Per paragraph 1M, it is noted:

“In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.” SAB No. 99 goes on further in describing the qualitative factors to include Commission rules and enforcement actions, Court decisions and accounting and auditing literature.

With respect to quantitative assessment, SAB No. 99 emphasizes that the FASB has long emphasized that materiality cannot be reduced to a numerical formula and that one needs to consider all the facts surrounding the circumstances. The following should be considered in assessing materiality:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•	Whether the misstatement masks a change in earnings or other trends.

•	Whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise.

•	Whether the misstatement changes a loss into income or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	Whether the misstatement has the effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

Management is of the opinion that the error in the translation adjustment is immaterial both qualitatively and quantitatively as mentioned in the previous paragraphs. Most importantly, the translation adjustment did not affect net income, rather only the balance sheet and the comprehensive income neither of which are utilized in earnings or trend analysis. Furthermore, we were able to recalculate this adjustment and verify the accuracy with the general ledger, the adjustment does not mask a change in earnings or other trends as it did not affect net income or earnings per share, it would not skew or change an analyst’s expectations for the same reasons as noted, it did not change a loss into income, and as it did not affect income, it does not affect the respective foreign subsidiaries operations or profitability. As such, the translation adjustment does not have a material impact on the financial statements; therefore, management believes it appropriate to disclose the error only in the footnotes of the financial statements.

SAB No. 108 expresses the staff’s views regarding the process of quantifying the financial statement misstatements and provides guidance on the consideration of the effects of prior year misstatements in quantifying the current year misstatements for the purpose of a materiality assessment. The most common techniques used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement whereas the iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. Management calculated the impact on the balance sheet, the effect on comprehensive income and equity for the year ended December 31, 2006, and the quarters ended March 31, 2007 and June 30, 2007, which were all determined to be immaterial. See attachments for journal entries and the analysis of the impact on the balance sheet.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding the responses contained in this letter, you may call me at 760-929-5280.

Yours very truly,

/s/ Kendra Berger
Kendra Berger
Chief Financial Officer

KB:lkw

NTN Buzztime Impact of Foreign Currency Translation Adjustments December 31, 2006				Attachment 1

	UK	Canada	Total Dr.(Cr.)	Per BS	%age
ASSETS
Cash	335	(17,006)	(16,672)	8,774,000	-0.19%
Restricted cash	—	(314)	(314)	58,000	-0.54%
Accounts receivable	27	(1,440)	(1,413)	1,874,000	-0.08%
Investments available for sale	—	—	—	337,000	0.00%
Deposits on broadcast equipment	—	—	—	381,000	0.00%
Deferred costs (ST)	11,206	9,551	20,757	1,067,000	1.95%
Prepaid and other	32,556	5,847	38,403	908,000	4.23%
Assets held for sale	—	—	—	2,659,000	0.00%
Broadcast/fixed assets	8,218	165,026	173,244	5,919,000	2.93%
Software development costs	—	—	—	806,000	0.00%
Deferred costs (LT)	51	11,745	11,796	963,000	1.22%
Goodwill	—	107,647	107,647	974,000	11.05%
Intangibles	—	87,682	87,682	1,561,000	5.62%
Other assets	—	(690)	(690)	244,000	-0.28%

Assets	52,393	368,048	420,440
Total Assets			26,525,000
Percentage			1.59%

	UK	Canada	Total	Per BS	%age
LIABILITIES
Accounts payable	(3)	91	87	(1,139,000)	-0.01%
Accruals	(84)	628	544	(2,921,000)	-0.02%
Taxes payable	—	(20,406)	(20,406)	(53,000)	38.50%
Obligations under cap lease (ST)	—	29	29	(349,000)	-0.01%
Deferred revenue (ST)	(528)	(7,330)	(7,859)	(1,826,000)	0.43%
Liabilities of discontinued operations	—	—	—	(1,441,000)	0.00%
Obligations under cap lease (LT)	—	34	34	(20,000)	-0.17%
Deferred revenue (LT)	(310)	(7,648)	(7,959)	(246,000)	3.24%

Liabilities	(925)	(34,602)	(35,530)
Total Liabilities			(7,995,000)
Percentage			0.44%

	UK	Canada	Total
EQUITY
Equity	(51,467)	(333,444)	(384,911)
Total Equity			(18,530,000)
Percentage			2.08%

NTN Buzztime

Impact of Foreign Currency Translation Adjustments	Attachment 2

March 31, 2007

	UK	Canada	Total Dr. (Cr.)	Per BS	%age
ASSETS
Cash	368	18,064	18,434	11,052,000	0.17%
Restricted Cash	—	227	227	45,000	0.51%
Accounts receivable	22	495	518	1,099,000	0.05%
Investments available for sale	—	—	—	304,000	0.00%
Deposits on broadcast equip	—	—	—	514,000	0.00%
Deferred costs (ST)	94	10,129	10,223	1,016,000	1.01%
Prepaid and other	11,475	6,033	17,508	637,000	2.75%
Assets held for sale	—	—	—	1,428,000	0.00%
Broadcast/fixed assets	8,771	144,512	153,283	5,123,000	2.99%
Software development costs	—	—	—	810,000	0.00%
Deferred costs (LT)	45	12,209	12,253	894,000	1.37%
Goodwill	—	116,974	116,974	974,000	12.01%
Intangibles	—	91,024	91,024	1,441,000	6.32%
Other assets	—	669	669	200,000	0.33%

Assets	20,775	400,336	421,113
Total Assets			25,537,000
Percentage			1.65%

	UK	Canada	Total	Per BS	%age
LIABILITIES
Accounts Payable	(28)	(319)	(347)	(1,039,000)	0.03%
Accrued expenses	(3,967)	(520)	(4,487)	(2,665,000)	0.17%
Taxes payable	—	(20,770)	(20,770)	(38,000)	54.66%
Obligations under cap leases (ST)	—	(70)	(70)	(251,000)	0.03%
Deferred revenue (ST)	(540)	(10,965)	(11,506)	(1,502,000)	0.77%
Liabilities of discontinued operations	—	—	—	(1,937,000)	0.00%
Obligations under cap leases (LT)	—	(220)	(220)	(11,000)	2.00%
Deferred revenue (LT)	(329)	(7,857)	(8,185)	(179,000)	4.57%

Liabilities	(4,864)	(40,721)	(45,584)
Total Liabilities			(7,622,000)
Percentage			0.60%

	UK	Canada	Total
EQUITY
Equity	(15,913)	(359,618)	(375,530)
Total Equity			(17,915,000)
Percentage			2.10%

NTN Buzztime Impact of Foreign Currency Translation Adjustments June 30, 2007				Attachment 3

	UK	Canada	Total Dr. (Cr.)	Per BS	%age
ASSETS
Cash	232	39,404	39,637	11,395,000	0.35%
Restricted cash	74	433	508	48,000	1.06%
Accounts receivable	—	1,313	1,314	924,000	0.14%
Investments available for sale	—	—	—	361,000	0.00%
Deposits on broadcast equip	—	—	—	—	0.00%
Deferred costs (ST)	13,358	16,726	30,083	964,000	3.12%
Prepaid and other	3,954	8,379	12,333	553,000	2.23%
Assets held for sale	—	—	—	1,136,000	0.00%
Broadcast/fixed assets	15,171	211,968	227,139	4,929,000	4.61%
Software development costs	—	—	—	765,000	0.00%
Deferred costs (LT)	132	16,712	16,844	813,000	2.07%
Goodwill	—	216,302	216,302	974,000	22.21%
Intangibles	—	125,860	125,860	1,327,000	9.48%
Other assets	—	1,274	1,274	142,000	0.90%

Assets	32,921	638,371	671,294
Total Assets			24,331,000
Percentage			2.76%

	UK	Canada	Total	Per BS	%age
LIABILITIES
Accounts payable	4	(26)	(22)	(337,000)	0.01%
Accrued expenses	(4,190)	(1,585)	(5,775)	(2,836,000)	0.20%
Taxes payable	—	(20,624)	(20,624)	(5,000)	412.48%
Obligations under cap leases (ST)	—	(57)	(57)	(144,000)	0.04%
Deferred revenue (ST)	(692)	(19,910)	(20,602)	(1,097,000)	1.88%
Liabilities of discontinued operations	—	—	—	(1,227,000)	0.00%
Obligations under cap leases (LT)	—	(31)	(31)	(7,000)	0.45%
Deferred revenue (LT)	(522)	(9,600)	(10,122)	(163,000)	6.21%

Liabilities	(5,400)	(51,833)	(57,233)
Total Liabilities			(5,816,000)
Percentage			0.98%

	UK	Canada	Total
EQUITY
Equity	(27,522)	(586,538)	(614,060)
Total Equity			(18,515,000)
Percentage			3.32%